SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 5
To
SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

SEVION THERAPEUTICS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

81834Q104
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 81834Q104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 103,702(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,289,046(2)(3)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 103,702(1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,289,046(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,748(1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (Based on 20,420,608 shares outstanding as of October 31, 2015)
12	TYPE OF REPORTING PERSON* IN

(1)	Excludes an aggregate of 28,460 common stock underlying warrants which contains a 4.99% beneficial ownership blocker.
(2)
Includes (i) 558,012 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”), (ii) 368,583 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) and (iii) 362,451 shares of common stock held by Marlin Capital Investments, LLC (“Marlin”). Mr. Honig is the trustee of 401K and Roth 401K and the managing member of Marlin and in such capacities holds voting and dispositive power over the securities held by such entities.

(3)
Excludes (i) an aggregate of 229,642 shares of common stock underlying warrants held by 401K, (ii) an aggregate of 205,212 shares of common stock underlying warrants held by Roth 401K and (iii) an aggregate of 92,816 shares of common stock held by Marlin, all of which contain a 4.99% beneficial ownership blocker.

CUSIP No. 81834Q104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 558,012(1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 558,012 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,012 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7% (Based on 20,420,608 shares outstanding as of October 31, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)	Mr. Honig is the trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K.
(2)	Excludes an aggregate of 229,642 shares of common stock underlying warrants held by 401K which contains a 4.99% beneficial ownership blocker.

CUSIP No. 81834Q104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 368,583(1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 368,583(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,583(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (Based on 20,420,608 shares outstanding as of October 31, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)	Mr. Honig is the trustee of Roth 401K and in such capacity holds voting and dispositive power over the securities held by Roth 401K.
(2)	Excludes an aggregate of 205,212 shares of common stock underlying warrants held by Roth 401K which contains a 4.99% beneficial ownership blocker.

CUSIP No. 81834Q104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 362,451(1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 362,451(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,451(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (Based on 20,420,608 shares outstanding as of October 31, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)	Mr. Honig is the managing member of Marlin and in such capacity holds voting and dispositive power over the securities held by Marlin.
(2)	Excludes an aggregate of 92,816 shares of common stock underlying warrants held by Marlin which contains a 4.99% beneficial ownership blocker.

Item 1(a).                 Name of Issuer:

Sevion Therapeutics, Inc., a Delaware corporation (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

4045 Sorrento Valley Boulevard
San Diego, CA 92121

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig (“Honig”), GRQ Consultants, Inc. 401K (“401K”), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) and Marlin Capital Investments, LLC (“Marlin”, and together with Honig, 401K and Roth 401K, the “Reporting Person”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

Barry Honig is a citizen of the United States. 401K, Roth 401K and Marlin are organized in the State of Florida.

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.01 per share.

Item 2(e).                 CUSIP Number.

81834Q104

Item 3.                      Type of Person

Not applicable.

Item 4.                      Ownership.

(a) Amount beneficially owned: 1,392,748(1)(2)(3)

(b) Percent of class:  6.8% (Based on 20,420,608 shares outstanding as of October 31, 2015)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 103,702(1)

(ii) Shared power to vote or to direct the vote: 1,289,046(2)(3)

(iii) Sole power to dispose or to direct the disposition of: 103,702(1)

(iv) Shared power to dispose or to direct the disposition of: 1,289,046(2)(3)

(1)	Excludes an aggregate of 28,460 common stock underlying warrants which contains a 4.99% beneficial ownership blocker.

(2)
Includes (i) 558,012 shares of common stock held by 401K, (ii) 368,583 shares of common stock held by Roth 401K and (iii) 362,451 shares of common stock held by Marlin. Mr. Honig is the trustee of 401K and Roth 401K and the managing member of Marlin and in such capacities holds voting and dispositive power over the securities held by such entities.

(3)
Excludes (i) an aggregate of 229,642 shares of common stock underlying warrants held by 401K, (ii) an aggregate of 205,212 shares of common stock underlying warrants held by Roth 401K and (iii) an aggregate of 92,816 shares of common stock held by Marlin, all of which contain a 4.99% beneficial ownership blocker.

Item 5.                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10.                    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2016	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. 401K

Date: February 8, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. Roth 401K FBO Barry Honig

Date: February 8, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee

Marlin Capital Investments, LLC

Date: February 8, 2016	By:	/s/ Barry Honig
Barry Honig, Managing Member